FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 18, 2009

FAIRFAX COMPLETES SENIOR NOTES OFFERING

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) has completed its previously announced offering of Cdn$400 million aggregate principal amount of 7.5% Senior Notes due August 19, 2019 at an issue price of 99.639.  Net proceeds of the issue, after commissions and expenses of issue, are approximately Cdn$394.9 million.

The Senior Notes were offered through a syndicate of dealers led by BMO Capital Markets and including CIBC World Markets, RBC Capital Markets, Scotia Capital, Bank of America Merrill Lynch, GMP Securities and Cormark Securities.

“We are extremely grateful for the tremendous support shown across Canada for our first Canadian bond offering,” said Prem Watsa, Chairman and Chief Executive Officer.  “As a result of this offering, we have increased the cash and marketable securities in our holding company to in excess of US$1 billion.  These additional funds give us increased flexibility, including the ability to repay debt and other obligations from time to time.  This Canadian dollar bond offering is also a natural economic hedge for our Canadian dollar assets, in particular our 100% interest in Northbridge Financial.  As we have said many times previously, we are committed to maintaining outstanding financial strength by always having a substantial cash and marketable securities position at the holding company level.”

The notes are unsecured obligations of Fairfax and pay a fixed rate of interest of 7.5 per cent per annum.  Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Details of the offering are set out in a prospectus supplement to its short form base shelf prospectus dated April 25, 2008 that Fairfax filed in respect of this offering with the applicable Canadian securities regulatory authorities on August 14, 2009 and that is available on the SEDAR website for Fairfax at www.sedar.com. A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Senior Notes may be obtained from BMO Capital Markets, Mr. Jim Halliday, Managing Director, Debt Syndication at (416) 359-4344, 100 King St. West, 3rd Floor Podium, Toronto, ON  M5X 1H3.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

                  Media Contact:  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946